Exhibit 99.1

IR-214

CNinsure Reports Second Quarter and First Half 2016 Unaudited Financial Results

—    Quarterly Net Revenues Beat Guidance, Up 58.6%

GUANGZHOU, August 18, 2016 (GLOBE NEWSWIRE) -- CNinsure Inc., (Nasdaq: CISG), (the "Company" or "CNinsure"), a leading independent online-to-offline ("O2O") financial services provider in China, today announced its unaudited financial results for the second quarter and first half ended June 30, 20161.

Financial Highlights for Second Quarter of 2016:

(In thousands, except per ADS)	2015 Q2 (RMB)	2016 Q2 (RMB)	2016 Q2 (US$)	Change %
Total net revenues	672,060	1,066,054	160,408	58.6
Operating income (loss)	22,295	(8,182)	(1,231)	N/A
Marketing campaign expenses[2]	940	94,380	14,201	9,940.4
Net income attributable to the Company’s shareholders	80,119	30,999	4,665	(61.3)
Basic net income per ADS	1.39	0.53	0.08	(61.6)

Financial Highlights for First Half of 2016:

(In thousands, except per ADS)	First Half 2015 (RMB)	First Half 2016 (RMB)	First Half 2016 (US$)	Change %
Total net revenues	1,251,561	1,973,918	297,013	57.7
Operating income (loss)	23,147	(28,180)	(4,240)	N/A
Marketing campaign expenses[2]	940	172,791	26,000	18,282.0
Net income attributable to the Company’s shareholders	113,121	50,359	7,577	(55.5)
Basic net income per ADS	1.97	0.87	0.13	(55.7)

1 This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6459 to US$1.00, the effective noon buying rate as of June 30, 2016 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

2 Marketing campaign expenses are defined as expenses related to targeted marketing activities to promote sales in order to gain more market shares, which is in line with the Company's long term growth strategy. Such expenses are included in selling expenses in the unaudited condensed consolidated income and comprehensive income.

IR-214

Key Operational Metrics for CNinsure's Online Initiatives for the Second Quarter of 2016:

●	CNpad Mobile Application("CNpad App") - Our proprietary mobile sales support system:

➢	CNpad App has been downloaded and activated 136,909 times as of June 30, 2016, as compared to 121,730 times as of March 31, 2016 and 76,103 times as of June 30, 2015;

➢	The number of active users[3] of CNpad App was 28,675 in the second quarter of 2016, as compared to 27,905 in the first quarter of 2016 and 28,000 in the second quarter of 2015;

➢	Insurance premiums generated through CNpad App were approximately RMB750.2 million (US$112.9 million) in the second quarter of 2016, as compared to RMB800.1 million in the first quarter of 2016 and RMB634.8 million in the second quarter of 2015. Total Insurance premiums generated through CNpad App accounted for 22.0% of our total insurance premiums in the second quarter of 2016 as compared to 25.9% in the first quarter of 2016 and 27.2% in the second quarter of 2015.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 872,922 as of June 30, 2016, as compared to 765,238 as of March 31, 2016 and 356,000 as of June 30, 2015.

●	Baoxian.com - Our online insurance platform:

➢	The number of active customer accounts[4] was 24,727 in the second quarter of 2016, as compared to 27,769 in the first quarter of 2016 and 13,460 in the second quarter of 2015;

➢	Insurance premiums generated on or through Baoxian.com was RMB19.3 million (US$2.9 million) in the second quarter of 2016, as compared to RMB12.0 million in the first quarter of 2016 and RMB21.6 million in the second quarter of 2015.

Operating Data:

●	As of June 30, 2016, CNinsure’s distribution network consisted of 494 sales outlets operating in 19 provinces, compared with 428 sales outlets operating in 17 provinces as of June 30, 2015. Its claims adjusting service network covered 29 provinces with 153 service outlets as of June 30, 2016, compared with 146 service outlets in 27 provinces as of June 30, 2015. CNinsure had 151,532 sales agents and 1,352 professional claims adjustors as of June 30, 2016, compared with 77,260 sales agents, and 1,501 professional claims adjustors as of June 30, 2015.

Commenting on the second quarter of 2016 financial results, Mr. Chunlin Wang, chief executive officer of CNinsure, stated, "We reported another strong quarter. Our net revenues grew 58.6% year-over-year and insurance premiums were up 46.1% year-over-year, again beating our expectation. We have also outperformed the industry, with our life insurance premiums growing by 61.5% year-over-year as compared to an industry growth of 44.7% and our property and casualty insurance premiums growing by 44.2% year-over-year as compared to an industry growth of 5.3%.

3 Active users are defined as users who made at least one purchase through CNpad App during the specified period.

4 Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period.

IR-214

"Looking back to the first half of 2016, we believe the remarkable performance was mainly driven by the following factors:

1) Favorable regulations. The new vitality and buying power unlocked by the deepening pricing deregulation for auto insurance and life insurance created stronger demand for independent insurance intermediaries as a well-established and cost-effective distribution channel;

2) Network and sales force expansion. Our branch in Anhui province has started its business operations, and we are in the process of establishing branches in Qingdao, in Guangxi and Yunnan provinces and are preparing to enter Inner Mongolia. In the first half 2016, we further extended our sales network with an addition of 82 sales outlets and approximately 35,000 sales agents; and

3) Marketing strategy. We have successfully implemented our marketing strategy to further strengthen our market position, having invested over RMB172.8 million (US$26.0 million) in the first half 2016.

"The strong growth in the first half of 2016 is a testament that we have the right strategy and have made the right decision. Looking ahead, we will continue to extend our sales footprint and implement flexible marketing programs, in order to achieve our goal of RMB100 billion in insurance premiums."

Financial Results for the Second Quarter of 2016

Total net revenues were RMB1,066.1 million (US$160.4 million) for the second quarter of 2016, representing an increase of 58.6% from RMB672.1 million for the corresponding period in 2015.

●	Net revenues for the insurance agency business were RMB850.9 million (US$128.0 million) for the second quarter of 2016, representing an increase of 67.0% from RMB509.5 million for the corresponding period in 2015. The increase was primarily driven by a 45.8% increase in net revenues derived from the P&C insurance agency business, from RMB442.9 million for the second quarter of 2015 to RMB645.8 million (US$97.2 million) for the second quarter of 2016, and a 207.9% increase in net revenues derived from the life insurance agency business, from RMB66.6 million for the second quarter of 2015 to RMB205.0 million (US$30.9 million) for the second quarter of 2016. The growth of the P&C insurance agency business was primarily due to a 40.0% growth in insurance premiums as a result of enhanced marketing efforts. The increase in net revenues generated from the life insurance agency business was primarily due to a 251.9% increase in commissions derived from new long-term life insurance policy sales, primarily driven by enhanced marketing efforts and the successful implementation of our cross-selling strategy. Revenues generated from the insurance agency business accounted for 79.8% of total net revenues in the second quarter of 2016.

IR-214

●	Net revenues for the insurance brokerage business were RMB134.4 million (US$20.2 million) for the second quarter of 2016, representing an increase of 38.4% from RMB97.1 million for the corresponding period in 2015. This growth was primarily attributable to enhanced marketing efforts during the quarter. Revenues generated from the insurance brokerage business accounted for 12.6% of total net revenues in the second quarter of 2016.

●	Net revenues for the claims adjusting business were RMB80.8 million (US$12.2 million) for the second quarter of 2016, representing an increase of 23.5% from RMB65.4 million for the corresponding period in 2015. Revenues generated from the claims adjusting business accounted for 7.6% of total net revenues in the second quarter of 2016.

Total operating costs and expenses were RMB1,074.2 million (US$161.6 million) for the second quarter of 2016, representing an increase of 65.3% from RMB649.8 million for the corresponding period in 2015.

●	Total operating costs were RMB820.0 million (US$123.4 million) for the second quarter of 2016, representing an increase of 59.3% from RMB514.7 million for the corresponding period in 2015. The increase was primarily due to sales growth.

➢	Costs of insurance agency business were RMB667.2 million (US$100.4 million) for the second quarter of 2016, representing an increase of 67.8% from RMB397.6 million for the corresponding period in 2015, primarily driven by a 50.3% increase in costs for the P&C insurance agency business to RMB530.3 million (US$79.8 million) for the second quarter of 2016, and a 206.6% increase in costs for the life insurance agency business to RMB136.9 million (US$20.6 million) for the second quarter of 2016. The increase in costs for the P&C insurance agency business largely tracked sales growth and an increase in average commission level paid to sales agents in the market driven by increased competition in the auto insurance market. Costs for the life insurance agency business increased in line with revenues growth in the second quarter of 2016. Costs incurred by the insurance agency business accounted for 81.4% of total operating costs in the second quarter of 2016.

➢	Costs of insurance brokerage business were RMB107.4 million (US$16.2 million) for the second quarter of 2016, representing an increase of 38.8% from RMB77.4 million for the corresponding period in 2015. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 13.1% of total operating costs in the second quarter of 2016.

➢	Costs of claims adjusting business were RMB45.4 million (US$6.8 million) for the second quarter of 2016, representing an increase of 14.1% from RMB39.8 million for the corresponding period in 2015. The increase was primarily due to sales growth. Costs incurred by the claims adjusting business accounted for 5.5% of total operating costs in the second quarter of 2016.

IR-214

●	Selling expenses were RMB140.4 million (US$21.1 million) for the second quarter of 2016, representing an increase of 364.0% from RMB30.3 million for the corresponding period in 2015, primarily attributable to RMB94.4 million (US$14.2 million) in marketing expenses in the second quarter of the year.

●	General and administrative expenses were RMB113.9 million (US$17.1 million) for the second quarter of 2016, representing an increase of 8.6% from RMB104.8 million for the corresponding period in 2015. The increase was primarily due to increases in payroll and conference expenses, offset by decline in share-based compensation expense, depreciation and amortization expenses.

As a result of the preceding factors, we had an operating loss of RMB8.2 million (US$1.2 million) for the second quarter of 2016, as compared to an operating income of RMB22.3 million for the corresponding period in 2015.

Operating margin was negative 0.8% for the second quarter of 2016, compared with 3.3% for the corresponding period in 2015.

Investment income was RMB26.7 million (US$4.0 million) for the second quarter of 2016, representing a decrease of 15.0% from RMB31.5 million for the corresponding period in 2015. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with a term of half a year to two years and interest payments on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because these investments are classified as available for sales and investment income is recognized when received.

Interest income was RMB1.8 million (US$0.3 million) for the second quarter of 2016, representing a decrease of 88.9% from RMB16.5 million for the corresponding period in 2015. The decrease in interest income was primarily due to decreases in interest rate and term deposits as a result of an increase in short-term investments.

Income tax expense was RMB1.7 million (US$0.3 million) for the second quarter of 2016, representing a decrease of 83.1% from RMB9.9 million for the corresponding period in 2015. The decrease was primarily due to a decrease in operating income. The effective tax rate for the second quarter of 2016 was 6.9% compared with 13.6% for the corresponding period in 2015.

Share of income of affiliates was RMB11.2 million (US$1.7 million) for the second quarter of 2016, representing a decrease of 10.1% from RMB12.5 million for the corresponding period in 2015, mainly attributable to a decrease of profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests.

IR-214

Net income attributable to the Company’s shareholders was RMB31.0 million (US$4.7 million) for the second quarter of 2016, representing a decrease of 61.3% from RMB80.1 million for the corresponding period in 2015.

Net margin was 2.9% for the second quarter of 2016 compared with 11.9% for the corresponding period in 2015.

Basic and diluted net income per ADS were RMB0.53 (US$0.08) and RMB0.51 (US$0.08)for the second quarter of 2016, respectively, representing respective decreases of 61.6% and 61.4% from RMB1.39 and RMB1.33 for the corresponding period in 2015.

Financial Results for the First Half of 2016

Total net revenues were RMB1,973.9 million (US$297.0 million) for the first half of 2016, representing an increase of 57.7% from RMB1,251.6 million for the corresponding period in 2015.

●	Net revenues for the insurance agency business were RMB1,548.3 million (US$233.0 million) for the first half of 2016, representing an increase of 64.2% from RMB943.1 million for the corresponding period in 2015. The increase was primarily driven by a 44.7% increase in net revenues derived from the P&C insurance agency business, from RMB818.0 million for the first half of 2015 to RMB1,183.4 million (US$178.1 million) for the corresponding period in 2016, and a 191.8% increase in net revenues derived from the life insurance agency business, from RMB125.1 million for the first half of 2015 to RMB364.9 million (US$54.9 million) for the first half of 2016. The growth of the P&C insurance agency business was primarily due to a 40.3% growth in insurance premiums as a result of enhanced marketing efforts. The increase in net revenues generated from the life insurance agency business was primarily due to a 231.0% increase in commissions derived from new long-term life insurance policy sales, primarily driven by enhanced marketing efforts and the successful implementation of our cross-selling strategy. Revenues generated from the insurance agency business accounted for 78.4% of total net revenues in the first half of 2016.

●	Net revenues for the insurance brokerage business were RMB277.5 million (US$41.8 million) for the first half of 2016, representing an increase of 51.5% from RMB183.2 million for the corresponding period in 2015. This growth was primarily attributable to enhanced marketing efforts during the first half of 2016. Revenues generated from the insurance brokerage business accounted for 14.1% of total net revenues in the first half of 2016.

●	Net revenues for the claims adjusting business were RMB148.1 million (US$22.3 million) for the first half of 2016, representing an increase of 18.2%from RMB125.3 million for the corresponding period in 2015. Revenues generated from the claims adjusting business accounted for 7.5% of total net revenues in the first half of 2016.

IR-214

Total operating costs and expenses were RMB2,002.1 million (US$301.3 million) for the first half of 2016, representing an increase of 63.0% from RMB1,228.4 million for the corresponding period in 2015.

●	Total operating costs were RMB1,528.8 million (US$230.0 million) for the first half of 2016, representing an increase of 58.6% from RMB963.8 million for the corresponding period in 2015. The increase was primarily due to sales growth.

➢	Costs of insurance agency business were RMB1,214.0 million (US$182.7 million) for the first half of 2016, representing an increase of 64.8% from RMB736.9 million for the corresponding period in 2015, primarily driven by a 47.7% increase in costs for the P&C insurance agency business to RMB967.8 million (US$145.6 million) for the first half of 2016, and a 202.1% increase in costs for the life insurance agency business to RMB246.2 million (US$37.1 million) for the first half of 2016. Costs incurred by the insurance agency business accounted for 79.4% of total operating costs in the first half of 2016.

➢	Costs of insurance brokerage business were RMB221.0 million (US$33.3 million) for the first half of 2016, representing an increase of 51.6% from RMB145.8 million for the corresponding period in 2015. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 14.5% of total operating costs in the first half of 2016.

➢	Costs of claims adjusting business were RMB93.7 million (US$14.1 million) for the first half of 2016, representing an increase of 15.6% from RMB81.1 million for the corresponding period in 2015. The increase was primarily due to sales growth. Costs incurred by the claims adjusting business accounted for 6.1% of total operating costs in the first half of 2016.

●	Selling expenses were RMB249.5 million (US$37.5 million) for the first half of 2016, representing an increase of 334.4% from RMB57.4 million for the corresponding period in 2015, primarily attributable to RMB172.8 million (US$26.0 million) in marketing expenses in the first half of the year.

●	General and administrative expenses were RMB223.8 million (US$33.7 million) for the first half of 2016, representing an increase of 8.0% from RMB207.2 million for the corresponding period in 2015. The increase was primarily due to increases in payroll and conference expenses, offset by decline in share-based compensation expense, depreciation and amortization expenses.

IR-214

As a result of the preceding factors, we had an operating loss of RMB28.2 million (US$4.2 million) for the first half of 2016, as compared to an operating income of RMB23.1 million for the corresponding period in 2015.

Operating margin was negative 1.4% for the first half of 2016, compared with 1.8% for the corresponding period in 2015.

Investment income was RMB46.2 million (US$7.0 million) for the first half of 2016, representing an increase of 34.5% from RMB34.4 million for the corresponding period in 2015, primarily due to an increase in short-term investments in financial products, which generate higher yields than term deposits, from RMB990.0 million as of June 30, 2015 to RMB2.7 billion (US$400.0 million) as of June 30, 2016. These short-term investments mainly consisted of inter-bank deposits or collective trust products with a term of half a year to two years, which pay interest on a quarterly, semi-annual or annual basis.

Interest income was RMB6.4 million (US$1.0 million) for the first half of 2016, representing a decrease of 81.9% from RMB35.1 million for the corresponding period in 2015. The decrease in interest income was primarily due to decreases in interest rates and term deposits as a result of an increase in short-term investments.

Income tax expense was RMB2.1 million (US$0.3 million) for the first half of 2016, representing a decrease of 84.1% from RMB13.0 million for the corresponding period in 2015. The decrease was primarily due to operating loss in the first half of 2016 compared with operating income for the corresponding period in 2015. The effective tax rate for the first half of 2016 was 6.8% compared with 13.4% for the corresponding period in 2015.

Share of income of affiliates was RMB21.3 million (US$3.2 million) for the first half of 2016, representing an increase of 4.8% from RMB20.4 million for the corresponding period in 2015, mainly attributable to an increase of profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests.

Net income attributable to the Company’s shareholders was RMB50.4 million (US$7.6 million) for the first half of 2016, representing a decrease of 55.5% from RMB113.1 million for the corresponding period in 2015.

Net margin was 2.6% for the first half of 2016 compared with 9.0% for the corresponding period in 2015.

Basic and diluted net income per ADS were RMB0.87 (US$0.13) and RMB0.84 (US$0.13) for the first half of 2016, respectively, representing respective decreases of 55.7% and 55.5% from RMB1.97 and RMB1.88 for the corresponding period in 2015.

As of June 30, 2016, the Company had RMB374.7 million (US$56.4 million) in cash and cash equivalents.

IR-214

Recent Development

●	On August 12, 2016, CNinsure entered into a strategic partnership agreement with Asia Pacific Property and Casualty Insurance Co., Ltd., for an in-depth cooperation in a wide range of areas covering insurance distribution, claims adjusting services, value-added services, reinsurance and online businesses.

●	On July 21, 2016, CNinsure entered into a strategic partnership agreement with Qomolangma Property & Casualty Insurance Co., Ltd. for an in-depth cooperation in insurance distribution and claims adjustment services.

Business Outlook

CNinsure expects its total net revenues to grow by approximately 40% for the third quarter of 2016 compared with the corresponding period in 2015. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its second quarter 2016 financial results as per the following details.

Time: 9:00 PM Eastern Time on August 18, 2016

or 9:00 AM Beijing/Hong Kong Time on August 19, 2016

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5440

Conference ID #: 57413969

Additionally, a live and archived web cast of this call will be available at: http://ir.cninsure.net/events.cfm

IR-214

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations.

Our online platforms include (1) CNpad, a mobile sales support application, (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China. Our extensive distribution and service network covers 29 provinces in China, including most economically developed regions and cities.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

IR-214

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2015	2016	2016
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,115,266	374,740	56,387
Restricted cash	17,585	22,573	3,397
Short term investments	2,026,256	2,656,100	399,660
Accounts receivable, net	241,264	368,564	55,457
Insurance premium receivables	1,526	431	65
Other receivables	51,828	49,773	7,489
Amounts due from related parties	36,508	32,667	4,915
Other current assets	22,828	39,154	5,891
Total current assets	3,513,061	3,544,002	533,261

Non-current assets:
Property, plant, and equipment, net	34,145	30,476	4,586
Goodwill and intangible assets, net	153,182	199,155	29,967
Deferred tax assets	1,658	11,582	1,743
Investment in affiliates	284,194	277,171	41,705
Other non-current assets	28,188	28,188	4,241
Total non-current assets	501,367	546,572	82,242
Total assets	4,014,428	4,090,574	615,503

IR-214

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2015	2016	2016
	RMB	RMB	US$
LIABILITIES AND EQUITY	:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB4,141 and nil as of December 31, 2015 and June 30, 2016, respectively)	160,891	208,760	31,412
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,680 and nil as of December 31, 2015 and June 30, 2016, respectively)	5,187	5,592	841
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB5,720 and nil as of December 31, 2015 and June 30, 2016, respectively)	213,562	382,983	57,627
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,625 and nil as of December 31, 2015 and June 30, 2016, respectively)	48,150	48,450	7,290
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB1,152 and nil as of December 31, 2015 and June 30, 2016, respectively)	60,658	69,448	10,450
Total current liabilities	488,448	715,233	107,620

IR-214

CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2015	2016	2016
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	70,354	70,354	10,586
Deferred tax liabilities	22,057	15,009	2,258
Total non-current liabilities	92,411	85,363	12,844
Total liabilities	580,859	800,596	120,464

Ordinary shares	8,592	8,642	1,300
Additional paid-in capital	2,454,244	2,300,528	346,157
Statutory reserves	302,115	301,681	45,394
Retained earnings	871,356	922,150	138,755
Accumulated other comprehensive loss	(50,048)	(73,512)	(11,061)
Subscription receivables	(268,829)	(275,805)	(41,500)
Total CNinsure Inc. shareholders’ equity	3,317,430	3,183,684	479,045
Non-controlling interests	116,139	106,294	15,994
Total equity	3,433,569	3,289,978	495,039
Total liabilities and equity	4,014,428	4,090,574	615,503

IR-214

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Agency	509,530	850,858	128,028	943,062	1,548,329	232,975
Brokerage	97,129	134,432	20,228	183,195	277,538	41,761
Claims adjusting	65,401	80,764	12,152	125,304	148,051	22,277
Total net revenues	672,060	1,066,054	160,408	1,251,561	1,973,918	297,013
Operating costs and expenses:
Agency	(397,583)	(667,232)	(100,398)	(736,863)	(1,214,039)	(182,675)
Brokerage	(77,370)	(107,393)	(16,159)	(145,840)	(221,022)	(33,257)
Claims adjusting	(39,751)	(45,360)	(6,825)	(81,058)	(93,699)	(14,099)
Total operating costs	(514,704)	(819,985)	(123,382)	(963,761)	(1,528,760)	(230,031)
Selling expenses	(30,255)	(140,395)	(21,125)	(57,439)	(249,527)	(37,546)
General and administrative expenses	(104,806)	(113,856)	(17,132)	(207,214)	(223,811)	(33,676)
Total operating costs and expenses	(649,765)	(1,074,236)	(161,639)	(1,228,414)	(2,002,098)	(301,253)
Income (loss) from operations	22,295	(8,182)	(1,231)	23,147	(28,180)	(4,240)
Other income, net:
Investment income	31,473	26,742	4,024	34,380	46,232	6,957
Interest income	16,519	1,835	276	35,081	6,353	956
Others, net	2,896	4,125	620	4,947	6,336	953
Income before income taxes and income of affiliates	73,183	24,520	3,689	97,555	30,741	4,626
Income tax expense	(9,930)	(1,683)	(253)	(13,039)	(2,077)	(313)
Share of income of affiliates	12,511	11,249	1,693	20,357	21,339	3,211
Net income	75,764	34,086	5,129	104,873	50,003	7,524
Less: net (loss) gain attributable to noncontrolling interests	(4,355)	3,087	464	(8,248)	(356)	(53)
Net income attributable to the Company’s shareholders	80,119	30,999	4,665	113,121	50,359	7,577

IR-214

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.07	0.03	0.00	0.10	0.04	0.01
Diluted	0.07	0.03	0.00	0.09	0.04	0.01

Net income per ADS:
Basic	1.39	0.53	0.08	1.97	0.87	0.13
Diluted	1.33	0.51	0.08	1.88	0.84	0.13

Shares used in calculating net income per share:
Basic	1,151,455,352	1,159,471,268	1,159,471,268	1,151,013,086	1,157,270,347	1,157,270,347
Diluted	1,204,537,067	1,206,953,720	1,206,953,720	1,203,037,444	1,204,692,713	1,204,692,713
Net income	75,764	34,086	5,129	104,873	50,003	7,524
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	640	6,195	932	(175)	4,897	737
Share of other comprehensive loss of affiliates, net of tax	—	(8,718)	(1,312)	—	(28,361)	(4,267)
Comprehensive income	76,404	31,563	4,749	104,698	26,539	3,994
Less: Comprehensive income attributable to the noncontrolling interests	(4,355)	3,087	464	(8,248)	(356)	(53)
Comprehensive income attributable to the CNinsure Inc’s shareholders	80,759	28,476	4,285	112,946	26,895	4,047

IR-214

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	75,764	34,086	5,129	104,873	50,003	7,524
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	4,216	3,331	501	10,839	6,675	1,004
Amortization of intangible assets	3,127	1,309	197	6,681	2,626	395
Allowance for doubtful receivables	213	(345)	(52)	612	(1,035)	(156)
Compensation expenses associated with stock options	3,993	2,042	307	8,634	4,937	743
Investment income	(17,479)	(11,891)	(1,789)	(19,587)	(24,019)	(3,614)
Loss (gain) on disposal of property, plant and equipment	24	0	0	(5)	2	0
Share of income of affiliates	(12,511)	(11,249)	(1,693)	(20,357)	(21,339)	(3,211)
Changes in operating assets and liabilities	(2,108)	(95,256)	(14,332)	(40,099)	(73,116)	(11,001)
Net cash generated from (used in) operating activities	55,239	(77,973)	(11,732)	51,591	(55,266)	(8,316)

Cash flows used in investing activities:
Purchase of property, plant and equipment	(828)	(2,384)	(359)	(2,164)	(4,017)	(604)
Proceeds from disposal of property and equipment	69	24	4	317	48	7
Purchase of short term investments	(550,000)	(2,647,300)	(398,336)	(550,000)	(4,852,300)	(730,119)
Proceeds from disposal of short term investment	246,379	2,575,794	387,576	268,487	4,243,393	638,498
Disposal of subsidiaries, net of cash	(3,416)	22,890	3,444	(3,416)	29,326	4,413
Increase in restricted cash	(4,410)	(3,907)	(588)	(6,085)	(4,988)	(751)
Purchase of intangible assets	—	(20,000)	(3,009)	—	(20,000)	(3,009)
Addition in investment in non-current assets	(1,000)	—	—	(1,000)	—	—
Decrease in amounts due from related parties	120,000	—	—	84,227	—	—
Net cash used in investing activities	(193,206)	(74,883)	(11,268)	(209,634)	(608,538)	(91,565)

IR-214

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$
Cash flows generated from (used in) financing activities:
Acquisition of additional interests in subsidiaries	—	(73,560)	(11,068)	(108,000)	(74,760)	(11,249)
Dividend distributed to noncontrolling interests	—	—	—	(2,450)	—	—
Proceeds on exercise of stock options	1,119	1	0	1,119	2	0
Net cash generated from (used in) financing activities	1,119	(73,559)	(11,068)	(109,331)	(74,758)	(11,249)

Net decrease in cash and cash equivalents	(136,848)	(226,415)	(34,068)	(267,374)	(738,562)	(111,130)
Cash and cash equivalents at beginning of period	1,971,727	603,058	90,741	2,103,068	1,115,266	167,813
Effect of exchange rate changes on cash and cash equivalents	640	(1,903)	(286)	(175)	(1,964)	(296)
Cash and cash equivalents at end of period	1,835,519	374,740	56,387	1,835,519	374,740	56,387

Interest paid	—	—	—	—	—	—
Income taxes paid	551	721	108	2,745	3,328	501

IR-214

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@cninsure.net

Source: CNinsure Inc.